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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Irvine Sensors Corporation

Full Name of Registrant
N/A

Former Name if Applicable

3001 Red Hill Avenue

Address of Principal Executive Office (Street and Number)
Costa Mesa, California 92626

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
     Irvine Sensors Corporation (the “Company”) is unable to file its Form 10-K for the year ended September 30, 2007 (the “Form 10-K”) within the prescribed period without unreasonable effort or expense. On December 26, 2007, the Company concluded that it expects to restate the financial statements for prior periods in its Form 10-K as a result of an error identified by management in the accounting for certain deferred compensation arrangements under the Company’s Executive Salary Continuation Plan. The financial statements expected to be restated in the Company’s Form 10-K include the Company’s Consolidated Balance Sheet as of October 1, 2006 and its Consolidated Statements of Operations, Stockholders’ Equity and Cash Flows for each of the fiscal years ended October 1, 2006 and October 2, 2005, its unaudited quarterly financial statements for the first three fiscal quarters in fiscal 2006 and fiscal 2007 and the notes to the consolidated annual and interim financial statements. The Company expects that the 2007 Form 10-K will also reflect the restatement in Item 6 — Selected Consolidated Financial Data for the fiscal years ended October 1, 2006, October 2, 2005, October 3, 2004 and September 28, 2003 and in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations for each annual and interim period to be restated. Given the short time period following the determination of the restatement, the Company and its auditors are still reviewing the restatement and related disclosures in the Form 10-K, which has necessitated the additional time to file the Form 10-K. The Company intends to file the Form 10-K as soon as possible, but in any event plans to file no later than January 15, 2008
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
     All statements included in this notification of late filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the Company, management’s beliefs, and certain assumptions made by the Company, and events beyond the Company’s control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating to the Company’s financial statements and its ability to timely file its Form 10-K within the time period specified above. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “likely,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement.
     The risks and uncertainties referred to above include, but are not limited to, the timing and resources of the Company’s independent auditors and its internal accounting staff, the Securities and Exchange Commission’s possible review of the Company’s periodic reports, any unanticipated accounting charges or ambiguous accounting literature and such other factors described in the Company’s filings with the Securities and Exchange Commission, including “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 and in the Company’s other subsequent Form 10-Q and Form 8-K filings. The forward-looking statements in this notification speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John J. Stuart, Jr.	714	549-8211
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Explanation provided in response to Part IV(2):
The Company’s Form 10-K for the fiscal year ended October 1, 2006 (the “Fiscal 2006 10-K”) was delayed due to the substantial effort required to determine and disclose as a subsequent event the accounting effects of the Company’s refinancing of both its senior debt and its subordinated convertible notes on December 29, 2006, the last business day prior to the Fiscal 2006 filing deadline. The Company filed a 12b-25 on January 3, 2007 indicating that it intended to file the Fiscal 2006 10-K by January 18, 2007, but due to the complexity of the accounting issues associated with the debt refinancing, the Company was unable to file the Fiscal 2006 10-K until January 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):
Total revenues for the current fiscal year period were approximately $35.8 million, up from approximately $30.8 million in the comparable period of the last fiscal year. Net loss for the current fiscal year period is expected to increase to at least $22 million, which includes approximately $4.4 million of non-recurring debt extinguishment loss and approximately $5.0 million of imputed non-cash interest expense related to the December 2006 refinancing of the Company’s debt, from approximately $8.5 million in the comparable period of the last fiscal year.

Irvine Sensors Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 31, 2007	By	/s/ John J. Stuart, Jr.

John J. Stuart, Jr.
Chief Financial Officer